UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

|X| Form 10-K   |_| Form 20-F   |_| Form 11-K   |_| Form 10-Q   |_| Form N-SAR

For Fiscal Year Ended: July 31, 2010

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
    |_| Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART 1 - REGISTRANT INFORMATION

Full Name of Registrant: MEGOLA, INC.

Former Name if Applicable:

Address of Principal Executive Office

704 Mara Street, Suite 111

Street and Number

Point Edward, Ontario, Canada, N7V 1X4

 City, State and Zip Code

 PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject  quarterly  report or  transition  report on Form 10-Q,  or portion  thereof  will be  filed  on or  before  the  fifth  calendar  day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by RULE 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
(Attach extra sheets if needed)

The Company and its auditors are in the process of finalizing the financial statement review and will not be completed in sufficient time to file the Annual Report on Form 10-K for the fiscal year ended July 31, 2010 by October 29, 2010. The cause of the delay is in part due to the auditors needing to verify the Company’s inventories stored in off-site facilities.

PART IV - OTHER INFORMATION

(1)   Name  and  telephone  number  of  person  to  contact  in  regard  to this notification

                Joel Gardner             519                        336-0628
                   (Name)             (Area Code)      (Telephone Number)

(2)
Have all other periodic  reports required under Section 12 or 15(d) of the Securities  Exchange Act of 1934 or Section 30 of the  Investment  Company Act of 1940 during the  preceding  12 months (or for such  shorter  period that the registrant was required to file such reports) been filed?

If the answer is no, identify report(s). |X| Yes |_| No

(3)
Is it  anticipated  that any  significant  change in results of operations from the  corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 |_| Yes |X| No

If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a reasonable estimate of the results cannot be made.

MEGOLA, INC.
(Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

MEGOLA, INC.

Date: October 29, 2010

By: /s/ Joel Gardner
Joel Gardner, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing  the form  shall  be typed or  printed  beneath  the  signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.